Executive Offices
Bethany House
26 Summer Street
Bridgewater, MA 02324

Phone:	(508) 279-1789
Fax:	(508) 697-6419

February 8, 2006

Mr. Brian Cascio

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

Washington, D.C.  20549

Via EDGAR and Facsimile

Dear Mr. Cascio

This letter is in response to your letter dated January 25, 2006, regarding Chase Corporation’s Form 10-K for the fiscal year ended August 31, 2005 and the Form 10-Q for the period ended November 30, 2005.  In addition to the Company’s response we have also included the Staff’s comment.

Form 10-K for the Fiscal Year Ended August 31, 2005

Comment No. 1

We note that revenues increased due to several reasons including the acquisition of the E-Poxy and Paper Tyger businesses, increased sales of the Coating and Laminating division’s wire and cable product lines, continued increased demand for Chase BLH2OCK® and increased demand for HumiSeal® products.  However, none of the reasons for the changes in revenues are quantified.  In future filings please separately quantify and discuss each of the specific reasons for significant changes in revenues and expense amounts each period.

Response to Comment No. 1

In future filings, we will provide further detail including separately quantifying the reasons for the changes in revenues and specific reasons for significant changes in revenues and expenses.

Comment No. 2

We see on page 13 that “profitability continues to be impacted by raw material increases.”  In future filings further explain the impact of raw material increases and clearly identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition and operating performance.  Refer to SEC Release Nos. 33-8350, 34-48960, and FR-72.

Electrical cable tapes, pipeline coatings, steel bridge coatings, conformal coatings for electronic parts.

Response to Comment No. 2

In future filings, we will provide further disclosure related to known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on our financial condition and operating performance.

Form 10-Q for the Quarterly Period Ended November 30, 2005

Comment No. 3

We note that the effect of foreign exchange rates on cash of $51,552 for the three months ended November 30, 2005 is the same as the foreign currency translation adjustment on your consolidated statement of stockholders’ equity.  Please tell us whether you prepared the statement of cash flows for your British operations using the exchange rates in effect at the time for the cash flows in accordance with paragraph 25 of SFAS 95.  Revise as necessary in future filings.

Response to Comment No. 3

In the three months ended November 30, 2005 the impact on the statement of cash flows from our British operations was not prepared (a) using exchange rates in effect at the time of the cash flows or (b) appropriately weighted average exchange rates for the reporting period provided that the results are substantially the same as if actual rates were used in accordance with the requirements of SFAS 95, in particular paragraph 25.  The provisions of SFAS 95 were reviewed as part of preparing the statement of cash flows for this interim period, however, due to the fact that the Company had only owned the British operations for six weeks during the quarter and the fact that the impact of applying the provisions of SFAS 95 to these British operations was concluded to be immaterial to the classifications in the cash flow statement, we believe it is appropriate to begin applying SFAS 95 to these operations at the start of the first full quarter of our ownership of this foreign operation (beginning December 1, 2005). We will ensure that the statement of cash flows included in future filings is prepared in accordance with the provisions of SFAS 95.,

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.  Furthermore we understand that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  We also acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Do not hesitate to contact me if you have any questions about our responses to your comments.  Please contact me at (508) 279-1789 ext 229 with any questions.

Sincerely,

CHASE CORPORATION

/s/ Kenneth L. Dumas

Kenneth L. Dumas
Corporate Controller